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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                FINAL AMENDMENT
                                       to
                                 SCHEDULE 13E-4

                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               THE LIMITED, INC.
             -----------------------------------------------------
                  (Name of issuer and person filing statement)

                          Common Stock, $.50 par value
             -----------------------------------------------------
                         (Title of class of securities)

                                    53271610
             -----------------------------------------------------
                     (CUSIP number of class of securities)

                                SAMUEL P. FRIED
                           Senior Vice President and
                                General Counsel
                               THE LIMITED, INC.
                             Three Limited Parkway
                                 P.O. Box 16000
                              Columbus, Ohio 43230

                           Telephone: (614) 415-7000
             -----------------------------------------------------
                 (Name, address and telephone number of person
                authorized to receive notices and communications
                   on behalf of the person filing statement)

                                   Copies to:

                                DENNIS S. HERSCH
                                DAVID L. CAPLAN
                             DAVIS POLK & WARDWELL
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

                                  May 4, 1999
             -----------------------------------------------------
     (Date tender offer first published, sent or given to security holders)







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     This Final Amendment amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 filed on May 4, 1999, as amended on May 6, 1999, May 18, 1999, May 25, 1999, June 2, 1999 and June 4, 1999 (the "Schedule
13E-4"), by The Limited, Inc., a Delaware corporation (the "Company"), relating to its offer to purchase up to 15,000,000 outstanding shares of its common stock, $0.50 par value per share (the "Shares") at a price specified by stockholders, not greater than $55.00 per Share and not less than $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule 13E-4.

     Terms used but not defined herein are used as defined in the Offer to Purchase.

   Item 8.  Additional Information.

     On June 10, 1999, the Company issued a press release, a copy of which is filed as Exhibit (a)(19) hereto and is incorporated herein by reference.

    Item 9.  Material to be Filed as Exhibits.

     Item 9 is amended by adding the following exhibit:

              (a) (19) Press Release dated June 10, 1999







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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              THE LIMITED, INC.



                                              By: /s/ Kenneth B. Gilman
                                                 ------------------------------
                                                 Kenneth B. Gilman
                                                 Vice Chairman and
                                                 Chief Administrative Officer


Dated: June 11, 1999




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                                 EXHIBIT INDEX




Exhibit Number                   Description
--------------                   -----------
(a)(19)                          Press Release issued by the Company,
                                 dated June 10, 1999




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